JEFFREY R. VETTER	September 6, 2017	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:   Brian Cascio

  Michael Fay

  Russell Mancuso

  Caleb French

Re:	Bloom Energy Corporation

Amendment No. 4 to

Draft Registration Statement on Form S-1

Submitted December 16, 2016

CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 5 (the “Draft No. 5”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 6, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 5 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Products Accepted During the Period, page 53

1.	Please address that part of prior comment 3 that sought disclosure of the reasons that billings for maintenance increased at a much greater rate than billings for product acceptances.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that product billings are largely driven by the volume of product acceptances in that period. Product billings increased 4% in 2015 from 2014, consistent with the volume of product acceptances increasing 1% in the same period.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

However, billings for maintenance are driven by the cumulative megawatts deployed, as opposed to the product acceptances volume in the period. Billings for maintenance increased 24% in 2015 from 2014, consistent with the 21% growth in the cumulative megawatts deployed.

The Company has revised its disclosure on page 55 of Draft No. 5.

Billings for Product Accepted in the Period, page 54

2.	We reference your response to comment 2. You also disclose on page 54 that “regardless of the purchase option, [you] generally receive 100% of the payments in cash for the product and installation components of [your] sales contracts within 30 days of achieving acceptance.” Please clarify whether you are receiving cash upon acceptance of the replacement servers. If you are not receiving cash upon acceptance of replacement servers, please clarify your disclosure and explain why these billings are included in your operating metric.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company receives cash upon acceptance of the replacement servers. The billing milestones for replacement servers are typically the same as any other product acceptance and therefore, the Company includes the billing value for the replacement server acceptances in its operating metrics.

The Company has revised its disclosure on page 56 of Draft No. 5.

Period Costs of Manufacturing Related Expenses…, page 55

3.	Please disclose the reasons for the increase in the most recent three-month period.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 58 and 59 of Draft No. 5.

Purchase Options, page 58

4.	Please reconcile the first sentence of your response to comment 6 with provisions like sections 8.11 and 10.5 of exhibit 10.42 and response 15 of your letter to us dated August 12, 2016. Also, please tell us (1) how your prospectus disclosure addresses the forced outage event obligations mentioned in response 15 of your letter to us dated August 12, 2016, (2) how your response addresses your obligations if a party does not receive intended tax or other incentives given for example section 6.6 and the definition of “Recapture Event” in exhibit 10.12 which appears to address denied incentives, and (3) how your disclosure addresses your obligations if a customer terminates its agreement with a PPA given provisions in your agreement like section 2.4 of exhibit 10.56.

The Company acknowledges the Staff’s comment and acknowledges that some of the Company’s contracts include exceptions to the limitation of liability provisions for liabilities arising from fraud, willful misconduct, third-party indemnification claims and similar items. The Company believes that these are common exceptions and maintains an insurance program to mitigate risks posed by any such potential liabilities.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

The provisions the Staff refers to in Exhibit 10.42, although carved out of the limitation of liability is effectively capped at the remaining revenues expected under PPA IIIa. See Section 2.19 of the Master Operations and Maintenance Agreement dated December 21, 2012 (Exhibit 10.47 to the Registration Statement).

With respect to the Staff’s question regarding forced outage event obligations, the Company has revised its disclosure on page 71 of Draft No. 5.

With respect to the Staff’s question regarding non-receipt of tax or other incentives, the Company refers the Staff to the disclosure on page 71 of Draft No. 5, which states that “We have agreed to indemnify the tax equity investor in PPA II HoldCo from any liability related to recapture of the Cash Grant, except to the extent such recapture results from (i) a breach of applicable representations and covenants of the tax equity investor, or (ii) a prohibited transfer of the tax equity investor’s membership interests in PPA II HoldCo”, and to similar disclosures regarding indemnification for recaptured tax credits on pages 72 and 73 regarding the Company’s other PPA projects.

With respect to the Company’s obligations in the event a customer terminates its agreement in a PPA Project, the Company refers the Staff to the disclosure set forth on pages 67 and 68 of Draft No. 5, which states that “The O&M Agreement obligates us to repurchase the Energy Servers in the event the Energy Servers fail to comply with the Performance Warranties and we fail to remedy such failure after a cure period, or in the event that an offtake agreement terminates as a result of any failure by us to comply with the requirements contained therein.” In such instances, the Company’s liability is capped at the remaining fair market value of the Energy Servers. Specifically as to the Company’s obligations pursuant to Section 2.4 of exhibit 10.56, which provides for the repurchase of affected Energy Servers for a purchase price of $1.00, the Company respectfully submits that any potential liability under this provision is not material.

5.	Please provide us your analysis of the anti-takeover effect of the debt repayment obligations like those in section 8.1 of exhibit 10.25.

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the repayment obligations in Section 8.1 of exhibit 10.25 pose anti-takeover concerns for the Company or potential investors in the Company. Section 8.1 requires that PPA Company IV offer to repay all the then-outstanding debt in the event that the Company no longer owns at least 50.1% of the equity interests of PPA Company IV, aside from those interests owned by the tax equity investor. While this provision may pose an obstacle to the potential sale of equity interests in PPA Company IV, the Company does not anticipate this provision will pose an obstacle to the sale of the Company.

Obligations to PPA Entities, page 64

6.	Please address that part of prior comment 10 that sought a discussion of any inability to meet the minimum efficiency and performance levels provided in your agreements. Also, address in an appropriate section of your document any inability to meet the minimum efficiency and performance commitments in agreements related to your other purchase options, such as your lease programs.

The Company has revised its disclosures on pages 61 and 62 of Draft No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

Obligations to Lenders, page 65

7.	Please reconcile your disclosure in the second paragraph on page 66 with your response to comment 18 regarding the requirement to satisfy debt service coverage ratio tests before distributions are made. Also, please ensure that your exhibits disclose the required ratios.

In respect of the first sentence of the Staff’s comment, the Company acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Draft No. 5.

In respect of the second sentence of the Staff’s comment, the Company will submit updated exhibits in a subsequent filing with the required ratios disclosed.

PPA II, page 67

8.	We note your response to comment 12. Please revise your disclosure on page 63 to clarify whether the terms of your current contracts provide that it will not be until June 30, 2028 that PPA II will generate the revenue required to trigger the flip, assuming termination does not occur.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of Draft No. 5.

Obligations to End-Customers, page 69

9.	We note your response to comment 13. Please provide us your analysis of whether any of the agreements with end customers are required to be filed pursuant to Regulation S-K Item 601.

Although certain of the Company’s end customers have accounted for revenue in excess of 10% of the Company’s total revenue in historic periods, the Company engages with those customers typically through PPA entities and by means of multiple and separate contractual arrangements and pursuant to various purchase options. The Company has filed the grant agreement with Delmarva, which has been a greater than 10% end customer consistently over time. However, the Company does not believe that any of the individual contractual arrangements with an end customer represent material obligations or liabilities of the Company. The Company notes that the number and identity of other greater than 10% customers has historically varied. These arrangements are contracts that the Company enters into in the ordinary course of its business and the Company does not believe that its business is substantially dependent on any one end customer contract. For example, because much of the contract value has been paid when the Energy Servers are installed, other than the ongoing maintenance, there are not significant future material obligations from the Company. Also, the Company has no contractual assurances that an end customer will continue to purchase Energy Servers in the future. As a result, the Company does not believe any of the agreements with such end customers are material contracts within the meaning of Item 601(b)(10) of Regulation S-K or are otherwise required to be filed as an exhibit pursuant to Item 601.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

Delivery and Installation of Our Product, page 71

10.	We may have further comment after you provide the updates mentioned in your response to comment 14. Likewise, we may have further comment on your response to comment 5 after you provide the disclosure mentioned in that comment and its predecessor comments.

In respect of the Staff’s comment 14 from the Staff’s letter dated November 22, 2016 (the “November 2016 Letter”), the Company advises the Staff that the Company has added the portion of the Company’s backlog that is reasonably expected to be filled in the current fiscal year, as well as the Company’s backlog as of December 31, 2016, on page 75 of Draft No. 5.

In respect of the Staff’s comment 7 from the Staff’s letter dated September 8, 2016 (the “September 2016 Letter”) (to which comment 5 from the November 2016 Letter refers), the Company advises the Staff that the Company has added the portion of acceptances attributable to each payment option for the period ended December 31, 2016 on page 62 of Draft No. 5.

In respect of the Staff’s comment 40 from the September 2016 Letter (to which comment 5 from the November 2016 Letter also refers), the Company advises the Staff that the Company has updated this information as of June 30, 2017 on page 155 of Draft No. 5.

Liquidity and Capital Resources, page 86

11.	Please expand your response to comment 17 to include in the table cash to be received under all contractual relationships, including “traditional lease” and “managed services” programs as well as under maintenance and administration agreements. Also clarify the basis for your belief that prospectus disclosure of the information in your response is not necessary for investors to understand the operation of your business if it shows the timing of the material known financial contributions from your existing arrangements.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s “traditional lease” arrangements are identical to standard purchase arrangements, except that under the traditional lease arrangement, the customer enters into a lease directly with a financing partner, which pays the Company for the Energy Servers pursuant to a sales agreement. As with the purchase arrangements, full payment for the system sale is due at the time of the system acceptance, so there is no additional cash to be received under these arrangements for the system sale.

However, after the initial one-year warranty period, the Company’s standard purchase and traditional lease customers do have optional annual maintenance renewals that could generate future cash flows to the Company. While the Company’s customers have almost always exercised the option to enter into operations and maintenance services agreements with the Company, under which the Company receives annual service payments, the annual maintenance renewal is optional, so the Company believes it would be difficult to predict and disclose any future cash payments for maintenance renewals under the traditional lease arrangements. Therefore, any such prediction would be speculative and potentially misleading.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

The Company further advises the Staff that “managed services” is a sales lease-back sublease arrangement where full payment for the system sale to the financing partner is also due at system acceptance and consequently, there is no remaining cash to be received for the system sale. The only future cash to be received by the Company is the monthly performance payment for electricity generated, which value is variable and depends entirely on the performance of the system. The Company believes it would be difficult and potentially misleading to predict and disclose any future cash payments for these performance payments under the managed services arrangements.

12.	We note your response to comment 18. Please revise your disclosure to include the information you provided regarding the effect of the minimum collateral covenant. Also, if true, revise your disclosure to clarify that your PPA entities are considered subsidiaries for purposes of any default under your 5% Notes. In addition, please address the part of comment 18 that sought your analysis of the extent that any of the covenants are restricting or are likely to affect the financial flexibility of you or any PPA entity.

In respect of the second and third sentences of the Staff’s comment, the Company has revised its disclosures on page 92 of Draft No. 5, including similar disclosures for the Company’s 10% Notes it issued in June 2017.

In respect of the fourth sentence of the Staff’s comment, the Company advises the Staff that the Company’s 6% Notes and 10% Notes contain restrictions on the Company’s ability to secure any additional debt with the Company’s assets. These covenants do not apply to, or affect the financial flexibility of, any of the Company’s PPA entities.

PPA Entities’ Indebtedness, page 87

13.	We note your response to comment 19. Please revise your disclosure to include your discussion of trapped cash in response 27 of your letter to us dated November 2, 2016. Also, ensure your disclosure in the bullet points on page 90 is complete. In this regard, we note the prepayment provision mentioned at the top of page 33.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosures on pages 70 and 95 of Draft No. 5.

Cash Flows, page 90

14.	We note in response to comment 4 you have removed the references to free cash flow and have presented net cash used in PPA operating activities and PPA purchase of property, plant and equipment. Please revise to clarify how these amounts were determined and whether they represent cash flows determined in accordance with GAAP that are included in consolidated cash flows in your financial statements. Please also revise to separately disclose net cash used in PPA operating activities and PPA purchase of property, plant and equipment. In addition, quantify the amount received from PPA customers for electricity sold to them netted against these cash flow amounts discussed in the note on page 90.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 96 of Draft No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

Incentives and Grants, page 99

15.	Please reconcile the amount you disclose in response to comment 21 to the amount you disclose in your response 30 of your letter to us dated November 2, 2016. Also revise your disclosure to include the aggregate amount subject to recapture or refund from the self-generation incentive program mentioned at the bottom of page 99 and the investment tax credit program mentioned on page 100.

The Company supplementally advises the Staff that the amount subject to recapture included in response to comment 30 of the September 2016 Letter represented the total U.S. Treasury cash grant awarded to sites included in the PPA I decommissioning only. However, in connection with the Company’s response to comment 21, the Company revised the amount to $19.8 million which represents the remaining amount of U.S. Treasury cash grant still subject to recapture or refund related to all of the PPA I sites. However, the Company believes providing the total amount of U.S. Treasury cash grants still subject to recapture or refund related to all PPA arrangements is most useful to investors because it reflects the total risk the PPA companies still bear and accordingly has revised the disclosure on page 105 of Draft No. 5.

The Company also has revised the disclosures on pages 105 and 106 of Draft No. 5 to include the aggregate amount subject to recapture or refund from the self-generation incentive program and the investment tax credit program, respectively.

Factors Driving Customer Adoption, page 114

16.	We note your response to comment 23. Please show us your calculations supporting the percentages added at the bottom of page 114. Also, please provide us your analysis of whether disclosure of the efficiency and emissions information regarding all of your currently deployed servers is necessary to balance your current disclosures and for investors to evaluate the potential risks regarding warranties, renewals, and replacements.

In response to the Staff’s comment, the Company supplementally provides the calculations supporting the percentages at the top of page 122 of Draft No. 5 in the following table:

	Max	Min
Bloom Heat Rate (Btu/kWh)	7127	5811
Natural Gas Average Heat Rate* (Btu/kWh)	7878	7878
Delta	751	2067
% Delta	10%	26%
US Grid Gross Loss Rate**	4.95%	4.95%
% Efficiency Improvement	14%	31%

*	http://www.eia.gov/electricity/annual/html/epa_08_01.html
**	EPA eGRID 2014

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

The Company will supplementally submit to the Staff a copy of the information related to the efficiency and emissions profiles of the Company’s products currently deployed. The Company’s past and present product efficiency ranges match the ranges provided in those documents.

Greater reliability and availability, page 120

17.	We note your revisions in response to comment 24. Please clarify the portion of your installed base that is achieving the 99.99% availability. Also, tell us the availability achieved by the balance of your installed base.

The Company advises the Staff that its Energy Servers in mission critical sites, representing 5% of its total installed based, are achieving the 99.99% availability as of December 31, 2016. The balance of our installed base is achieving 99.7% availability as of December 31, 2016.

Debt and Convertible Promissory Note Financing, page 143

18.	We note your response to comment 26. Please clarify how you reconcile the amounts in the first sentence with the amounts in the balance of this section. It appears that you might intend the amounts in the first sentence to be the total of the amounts described in the balance of the section, but it is unclear how those amounts are reconcilable. If you do not intend the amounts in the first sentence to be the total of the amounts described in the balance of the section, please disclose the names of the related persons mentioned in that first sentence and the amount of each such person’s interest in the transaction.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Draft No. 5 to provide further clarification.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-23

19.	We note your revised disclosure in response to comment 29 regarding your sales lead generation payments. Please:

•	Revise your disclosure to clarify the reason this payment provision was only included for PPA Company V.

•	Explain to us the basis of your accounting for this payment provision as a reduction to non-controlling interests.

•	Clarify the overall economic impact of this payment provision. That is, clarify if you receive net cash from the sale of an energy server and the amount of payment required to the financing partner upon its installation.

•	Revise your disclosure on page 66, Obligations to Investors, to include the specific terms of this payment provision.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

•	Revise your table on page F-35 to quantify the return of capital payments made to PPA Company V financing partners.

•	Clarify, on page 62, how the nature of the payment provision (i.e., repayment of capital to the tax equity investor upon installation of the server) is consistent with your description of PPA V as a “long-term” partnership with the tax equity investor.

The Company acknowledges the Staff’s comments and advises the Staff that the Company believes that, while the sales lead generation payments are not considered part of the partnership agreement, the payments are being made for the benefit of the partnership and as such, believes the payment should be considered a deemed distribution by the Company to the financing partner and therefore, a reduction in non-controlling interests on a consolidated basis.

Further, the Company advises the Staff that Bloom Energy receives cash from the sale of an energy server from the PPA Company, gross of any sales lead generation payments, at the sales price stated in the sales agreement. Since the agreement with the tax equity investor to provide the incremental services was entered into between Bloom Energy and the tax equity investor only, separate from the PPA Company V agreement, the payments to Bloom Energy related to the sale of the Energy Servers to the PPA Company are made based on the standard payment milestones and are not impacted by the sales lead generation payments. The sales lead generation payments are calculated based on a value per kilowatt installed and the volume of energy servers installed. The payments to the tax equity investor are due the month following the Energy Server acceptance by the customer.

In addition, the Company advises the Staff that the partner related sales lead generation payments represent only a portion of the total distributions to be made to the tax equity investor by both Bloom Energy and the PPA Company over the life of the partnership agreement. Therefore, the Company does not believe the repayment of capital to the tax equity investor upon installation of the Energy Server changes the long-term partnership relationship with the tax equity investor.

The Company acknowledges the Staff’s comments and has revised the disclosures on pages 73, 81, F-37, and F-38 of Draft No. 5.

Note 11: Other Long-Term Liabilities, page F-30

20.	Please explain to us the reason for the significant increase in managed services liabilities from December 31, 2015 to September 30, 2016. If this increase relates to payments required to be made under your performance warranties, please explain to us the specific performance warranties and the reasons that these were not met.

The Company acknowledges the Staff’s comment and advises the Staff that the Company is recording managed services liabilities for obligations associated with insurance and property taxes and these obligations have no relation to the performance warranties under the arrangements. The Company has provided a clarification and an explanation for the significant increase in managed services liabilities on page F-31 of Draft No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

Exhibits Index

21.	We note your revisions in response to comment 30. Please tell us how you determined which agreements related to the PPAs you are required to file pursuant to Regulation S-K Item 601. It appears that you have filed agreements that govern elements of the arrangements related to some PPAs but have not filed the parallel agreement governing other PPAs. For example, we note the Depositary Agreement related to PPA IIIb and the Accounts Agreement mentioned in exhibit 10.69.

The Company acknowledges the Staff’s comment and advises that the Company has filed as Exhibits to the Registration Statement all agreements that contain information that would be material to an investment decision and that is not otherwise disclosed. In accordance with Regulation S-K Item 601(b)(10)(1), the Company has filed those PPA-related agreements which are material to the Company and are to be performed in whole or in part at or after the filing of the registration statement. The contractual structure of the PPA projects is not uniform across all PPA projects, and as such, agreements that were entered into in connection with a certain PPA project may not be applicable or exist in other PPA projects. By way of example, and in response to the Staff’s query regarding PPA IIIb, depositary agreements were entered into in connection with PPA entities II, IIIa, IV and V, but not for PPA IIIb. The Company advises the Staff that it has submitted a copy of the Accounts Agreement entered by the Company in connection with PPA IIIb as an exhibit to Draft No.5.

The following table provides a summary of the exhibits filed, organized by PPA project and agreement type. Empty cells indicate agreements that have not been filed because they do not exist for the associated PPA entity.

	Filed Exhibits by PPA Structure
Agreement Type	PPA II	PPA IIIa	PPA IIIb	PPA IV	PPA V
LLCA / LLC Operating Agreement	10.12	10.39 10.40*	10.53 10.54*	10.19	10.29
Guaranty	10.13	10.41	10.55	10.20	10.30
MOMA	10.14 10.18*	10.47 10.44*	—	10.21 (PUMA)	10.31 (PUMA) 10.81*
Equity Contribution Agreement	10.15	10.46 (Equity Contribution Tri-Party Agreement) 10.44*	—	—	—
Equity Capital Contribution Agreement	10.35 10.36*	10.48	10.61 10.62* 10.63* 10.64* 10.65* 10.66*	10.22 10.23* 10.24*	10.32 10.33*

United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2017

Note Purchase Agreement	10.16	10.50 (Credit Agreement) 10.51*	10.69 (Credit Agreement) 10.70* 10.71* 10.72* 10.73* 10.74*	10.25 10.26* 10.27* 10.28*	10.34 (Credit Agreement)
MESPA	10.17 10.18*	10.42 10.43* 10.44* 10.45*	10.56 10.57* 10.58* 10.59* 10.60*	—	—
Administrative Services Agreement	10.37 10.18*	10.49 10.44*	10.67 10.68*	10.75	10.77 (HoldCo) / 10.79 (ProjectCo) 10.80*
Depositary Agreement	10.38	10.52	—	10.76	10.78

*	Indicates amendment to the associated agreement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):    Shawn Soderberg, Esq.

Brendan Franich, Esq.

Alan F. Denenberg, Esq.

Emily Roberts, Esq.